SUBMISSION VIA EDGAR

September 16, 2022

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Patrick Faller and Jan Woo

Re: Responses to the Securities and Exchange Commission

Staff Comments dated August 26, 2022, regarding

KWESST Micro Systems Inc.

Registration Statement on Form F-1

Filed August 16, 2022

File No. 333-266897

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the August 26, 2022, letter regarding the above-referenced Registration Statement on Form F-1 (the "Registration Statement") of KWESST Micro Systems Inc. (the "Company", "we," "our," or "us") filed on August 16, 2022. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement on Form F-1 (the "Form F-1/A") responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in the Form F-1/A. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form F-1/A.

Our responses are as follows:

Registration Statement on Form F-1 filed August 16, 2022

Cover Page

Staff Comment No. 1.

We note your revisions disclosing an assumed price of USD$6.77 per Common Unit (with each Pre-funded Unit to be equal to the price per Common Unit minus USD$0.01). We also note your disclosure that the "actual public offering price per Common Unit and Prefunded Unit, as the case may be, will not be determined by any particular formula but will rather be determined through negotiations between us and the underwriter at the time of pricing." If you do not expect the Common Units will be offered at USD$6.77 per unit, please provide a bona fide price range and revise your disclosures accordingly. Refer to Item 1 of Form F-1 and the instructions to Item 501(b)(3) of Regulation S-K.

September 16, 2022

Company's Response:

In response to the Staff’s comment, we have revised our disclosure on the cover page and pages 16, 37, 38 and 97 to provide a bona fide price range.

Economic Dependence, page 56

Staff Comment No. 2.

We note your response to prior comment 10 indicating that, with respect to your MPSA agreement with GDMS, "KWESST is not dependent on the MPSA and the MPSA is not material to KWESST's business or profitability." Your revised disclosure on page 56 states that this customer contributed nearly 64 percent of your year-to-date revenue for fiscal 2022. Please refer to our prior comment and further clarify how you determined that there are no agreements with your customers that are material. With a view towards revised disclosure, if you do not believe the MPSA agreement is material, please advise whether there are other agreements with GDMS that you view as material given that this customer generated a majority of your recent revenue.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 52 to disclose the material terms of the MPSA and have filed the MPSA as Exhibit 10.15 to the Form F-1/A.

Events in the Development of the Business, page 59

Staff Comment No. 3.

We note you entered into a three-year contract with Counter-Crisis Technology Inc. Please disclose the contract's termination provision. Tell us what consideration you gave to filing a copy of this agreement as an exhibit to your registration statement. Refer to Items 4.B.6. and 19 of Form 20-F.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 59 to disclose the contract's termination provision and have filed the contract as Exhibit 10.16 to the Form F-1/A.

September 16, 2022

General

Staff Comment No. 4.

Your revised disclosure on page 3 indicates that you expect to begin "commercializing" the single-shot PARA OPS device by the end of the fourth quarter of fiscal 2022. However, you disclose on page 65 that the launch of your PARA OPS business line is expected "during the third quarter of Fiscal 2022." Further, it appears that you expect only the single-shot PARA OPS device to launch in fiscal 2022 (while the multi-shot device will enter production in 2023), but you refer to the "anticipated commercial launch of PARA OPS product line in the fourth quarter of Fiscal 2022" on page 56. Please clarify and revise to consistently refer to the production and commercialization timeline for your PARA OPS product line. Further, refer to your disclosure on page 47 showing a "pre-production phase" as part of the "estimate of the additional investment to reach commercialization." Advise whether you consider a product in "pre-production" or "outsourced production" to have reached "commercialization." Make any appropriate updates to your chart on page 47, which shows that the singe-shot device will only achieve pre-production in fiscal 2022 and that outsourced production will not occur until 2023.

Company's Response:

In response to the Staff’s comment, we have revised our disclosure on pages 3, 39, and 62 to clarify the timing for the commercialization of the single-shot PARA OPS device. Additionally, we have added disclosure on page 43 to clarify when we consider a product to be in the commercialization stage.

Staff Comment No. 5.

We note your disclosure on page 51 that you "do not expect the ARWEN product line to be material to our operations in Fiscal 2023 and thereafter following the roll-out of PARA OPS and other anticipated military contracts." However, you disclose on F-19 that over one-third of your revenues for the three months ended June 30, 2022 were generated by the ARWEN line and you disclose on page 68 that "ARWEN product sales have contributed significantly to our YTD Fiscal 2022 revenues." Given this significant revenue and the fact that your PARA OPS line has yet to reach commercialization, please tell us why you believe you have a reasonable basis to conclude that your ARWEN product line will not be material in fiscal 2023 and thereafter. For guidance, see Item 10(b) of Regulation S-K regarding disclosures accompanying projections, disclosures of revenue without a measure of income, and the basis for projections.

Company's Response:

In response to the Staff's comment, we have removed the noted disclosure.

*****

September 16, 2022

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (613) 319-0537, or Richard Raymer of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388.

Sincerely, KWESST Micro Systems Inc.

/s/ Steve Archambault
Steve Archambault Chief Financial Officer

cc: Richard Raymer, Dorsey & Whitney LLP